# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SIXTH STREET LENDING PARTNERS, CIK 0001925309
CUSIP: 0000000000
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 2100 Mckinney Avenue, Suite 1100, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0002002135
Persons authorized to receive notices and communications: Joshua Peck, 2100 McKinney Avenue, Suite 1100, Dallas, Texas (TX), 75201, 469-621-3001

## Reporting persons
- Sixth Street Lending Partners Note Issuer, LLC (CIK 0002002135): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 12,560,764; sole dispositive power 0; shared dispositive power 12,560,764; aggregate amount beneficially owned 12,560,764 (7% of the class)
- TAO Sutton Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 12,560,764; sole dispositive power 0; shared dispositive power 12,560,764; aggregate amount beneficially owned 12,560,764 (7% of the class)
- TAO Insurance Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,560,764; sole dispositive power 0; shared dispositive power 12,560,764; aggregate amount beneficially owned 12,560,764 (7% of the class)
- A. Michael Muscolino: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 12,560,764; sole dispositive power 0; shared dispositive power 12,560,764; aggregate amount beneficially owned 12,560,764 (7% of the class)
- Alan Waxman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 526,757; shared voting power 12,561,964; sole dispositive power 0; shared dispositive power 14,816,361; aggregate amount beneficially owned 14,816,361 (8.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Name of issuer: SIXTH STREET LENDING PARTNERS
Address of issuer's principal executive offices: 2100 Mckinney Avenue, Suite 1100, Dallas, Texas (TX), 75201
Comment:
This Amendment No. 5 ("Amendment No. 5") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 1, 2023 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 22, 2023, as amended by Amendment No. 2 filed with the Securities and Exchange Commission on March 8, 2024, as amended by Amendment No. 3 filed with the Securities and Exchange Commission on June 27, 2024, as amended by Amendment No. 4 filed with the Securities and Exchange Commission on December 19, 2024 (as amended, the "Schedule 13D") related to the common shares of beneficial interest, par value $0.001 per share (the "Shares"), of Sixth Street Lending Partners, a Delaware statutory trust (the "Issuer").

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the previously disclosed Subscription Agreement and capital contribution drawdown notices delivered by the Issuer with respect thereto, on September 1, 2026, Sixth Street Lending Partners Note Issuer, LLC ("Note Issuer") purchased 1,405,583 Shares from the Issuer at $28.78 per Share, for an aggregate purchase price of $40,452,686. The source of the funds for the purchase of Shares by Note Issuer is the available investment capital of Note Issuer including capital contributions from one or more investors for investment purposes.

Pursuant to the previously disclosed Adviser Subscription Agreement and capital contribution drawdown notices delivered by the Issuer with respect thereto, on September 1, 2026, Sixth Street Lending Partners Advisers, LLC ("Adviser") purchased 255,924 Shares from the Issuer at $28.78 per Share, for an aggregate purchase price of $7,365,509. The source of the funds for the purchase of Shares by Adviser is the available investment capital of Adviser including capital contributions from one or more investors for investment purposes.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth under Items 3, 5 and 6 of the Schedule 13D is incorporated herein by reference.

All Shares of the Issuer currently owned by Note Issuer and Adviser were acquired for investment purposes. Pursuant to the Subscription Agreement and Adviser Subscription Agreement, each of Note Issuer and Adviser is obligated to purchase additional Shares from the Issuer from time to time for an aggregate purchase price not to exceed its respective capital commitment.

The Reporting Persons intend to review the investment in the Issuer on a continuing basis and depending on such review may consider from time to time various alternative courses of action. The Reporting Persons reserve the right, in light of their ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price and availability of the Shares or other securities of the Issuer, conditions in the securities markets generally, general economic and industry conditions, regulatory requirements, other investment opportunities available to them, their business and investment objectives and other relevant factors, to change their plans and intentions at any time or to take such actions with respect to Note Issuer's and/or Adviser's investment in the Issuer as they deem appropriate, in each case as may be permitted pursuant to applicable law and contractual agreements. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, reserve the right to take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of trustees of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; listing or de-listing or de-registration of the Issuer's securities, or any action similar to those enumerated above.

Adviser is the Issuer's investment adviser and administrator, and is a registered investment adviser with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. Mr. Waxman is a Vice President of the Issuer and Co-Chief Investment Officer of Adviser. Mr. Waxman is a Co-Founding Partner and Chief Executive Officer of Sixth Street. Adviser is responsible for, among other things, managing the Issuer's day-to-day investment operations, all subject to oversight by the Issuer's Board. All of the Issuer's officers and directors, other than the Issuer's independent trustees, are employees of affiliates of Sixth Street Partners, LLC. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 180,406,820 Shares outstanding as of September 3, 2026, as disclosed by the Issuer to the Reporting Persons.

As of September 3, 2026, Note Issuer directly holds 12,560,764 Shares and Adviser directly holds 2,255,597 Shares. Mr. Waxman may be deemed to have sole voting power with respect to 526,757 Shares held directly by Adviser, shared voting power with respect to 12,560,764 Shares held directly by Note Issuer and 1,200 Shares held directly by Adviser, and shared dispositive power over all of the Shares held by Note Issuer and Adviser.

Note Issuer is controlled by its members, which are indirectly controlled by TAO Sutton Holdings. TAO Insurance Holdings is the managing member of TAO Sutton Holdings. Mr. Muscolino is the managing member of TAO Insurance Holdings. Pursuant to the limited liability company agreement of TAO Insurance Holdings, Mr. Waxman, as designated member of TAO Insurance Holdings, has the authority to appoint the managing member of TAO Insurance Holdings. Adviser is managed by TSSP Holdco Management, LLC ("Holdco Management"). Holdco Management is managed by a board of directors, which is currently comprised of Mr. Waxman. Mr. Waxman is the CEO and Managing Partner of Holdco Management. As such, Mr. Waxman may be deemed to have beneficial ownership over the Shares directly held by Note Issuer and Adviser. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above
Transactions in the class effected during the past sixty days: Information set forth under Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares in the last sixty (60) days.

## Signatures
- Sixth Street Lending Partners Note Issuer, LLC: /s/ Joshua Peck, Joshua Peck, Vice President (09/03/2026)
- TAO Sutton Holdings, LLC: By: TAO Insurance Holdings, LLC, its managing member, /s/ A. Michael Muscolino, A. Michael Muscolino, Managing Member (09/03/2026)
- TAO Insurance Holdings, LLC: /s/ A. Michael Muscolino, A. Michael Muscolino, Managing Member (09/03/2026)
- A. Michael Muscolino: /s/ A. Michael Muscolino, A. Michael Muscolino (09/03/2026)
- Alan Waxman: /s/ Joshua Peck, Joshua Peck, on behalf of Alan Waxman (09/03/2026)